                                 UNITED STATES                   SEC File Number
                       SECURITIES AND EXCHANGE COMMISSION            0-27562
                              Washington, DC 20549
                                                                  Cusip Number
                                  FORM 12b-25                     048798 10 2

                          NOTIFICATION OF LATE FILING


(Check One) ___Form 10-K ___Form 20-F ___Form 11-K  X Form 10-Q ___Form N-SAR
                                                   ---

                 For Period Ended:  March 31, 1996
                 [   ]   Transition Report on Form 10-K
                 [   ]   Transition Report on Form 20-F
                 [   ]   Transition Report on Form 11-K
                 [   ]   Transition Report on Form 10-Q
                 [   ]   Transition Report on Form N-SAR
                 For the Transition Period Ended: ___________________

READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE.

   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
- -----------------------------------------------------------------------------
   If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
- -----------------------------------------------------------------------------

PART I - REGISTRANT INFORMATION

Atlantic Realty Trust
- ---------------------------------------
Full name of Registrant

- ---------------------------------------
Former Name If Applicable

747 Third Avenue
- ---------------------------------------
Address of Principal Executive Office (Street and Number)

New York, New York 10017
- ---------------------------------------
City, State and Zip Code


PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

      /X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      /X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      / / (c) The accountant's statement or other exhibit required by Rule
              12b-25(c) has been attached if applicable.


PART III -  NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report of portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

        The registrant is unable to file its Form 10-Q on the prescribed due date without unreasonable effort and expense for the following reasons:

        (a) Substantially all of the registrant's management resources have been spent preparing for the closing of the previously announced acquisition of Ramco-Gershenson, Inc. by RPS Realty Trust ("RPS") (including the contribution of certain assets to the registrant and the spin-off by RPS of shares of the registrant to shareholders of RPS), which closing and spin-off occurred on May 10, 1996.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

      Edwin R. Frankel             212             702-8561
      -----------------         -----------     ------------------
            (Name)              (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 20 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no identify report(s). X Yes ___ No

(3) It is anticipated that any significant shares in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ___ Yes X No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

- --------------------------------------------------------------------------------

                             Atlantic Realty Trust
         --------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  May 15, 1996                     By   /s/  Edwin R. Frankel
                                          ------------------------------------
                                          Edwin R. Frankel
                                          Executive Vice President, Chief
                                          Financial Officer and Secretary